UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



Form 15F






CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S
TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF
1934 AND TERMINATION OF THE DUTY TO FILE REPORTS
UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934




Commission File Number 0-21874



Berkeley Technology Limited

(Exact name of registrant as specified in its charter)


Wellington House, 3rd Floor
17 Union Street
St Helier, Jersey  JE2 3RF
Channel Islands
 (Address of principal executive office)

011 44 (1534) 607700
(Registrant's telephone number, including area code)

Ordinary Shares
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)x (for equity securities)
Rule 12h-6(d) (for successor registrants)
Rule 12h-6(c) (for debt securities)
Rule 12h-6(i) (for prior Form 15 filers)


Berkeley Technology Limited

 TABLE OF CONTENTS


PART I

Item 1. Exchange Act Reporting History
Item 2. Recent United States Market Activity
Item 3. Foreign Listing and Primary Trading Market
Item 4. Comparative Trading Volume Data
Item 5. Alternative Record Holder Information
Item 6. Debt Securities
Item 7. Notice Requirement
Item 8. Prior Form 15 Filers

PART II

Item 9. Rule 12g3-2(b) Exemption

PART III

Item 10. Exhibits
Item 11. Undertakings

SIGNATURE

Exhibit 1.1 Press release

PART I
Item 1. Exchange Act Reporting History

 A. Berkeley Technology Limited (in liquidation) (formerly known as London Pacific Group Limited and prior thereto as Govett & Company Limited) (the "Registrant" or the "Company") first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of
1934, as amended (the "Exchange Act") on September 25, 1992, in connection with its Registration Statement on Form F-6, File Number 333-11658 (the "Registration Statement"), relating to American Depositary Shares ("ADSs"), representing Ordinary Shares of the Registrant. The Company's Ordinary Shares were formerly traded in the U.S. on the OTC Bulletin Board in the form of ADSs, which were evidenced by American Depositary Receipts ("ADRs"). As part of the Company's cost reduction measures, the offering of ADRs was terminated on January 20, 2010. On April 20, 2010, the Company's Deposit Agreement with its Sponsor terminated, and the offering made under the Registration Statement on Form F-6 was terminated. The Company has no other classes of securities other than those that are the subject of this Form 15F filing for which the Company has Exchange Act reporting obligations.

 B. The Registrant has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and the corresponding Commission rules for the 12 months preceding the filing of this Form 15F. The Registrant has filed at least one annual report under Section 13(a) of the Exchange Act. The Company was deemed a "Smaller Reporting Company" as defined by SEC rules that became effective on February 4, 2008. The Company is deemed a "Foreign Private Issuer" as of June 30, 2010, as defined by Rule 3b-4 under the Exchange Act. The Company is in summary wind up and liquidation under the laws of its jurisdiction, and has effected its first liquidating distribution to confirmed shareholders of record as of January 5, 2011, by mailing checks to such shareholders on or about March 7, 2011. Following this distribution to confirmed shareholders, the Company has less than $10 million in assets.

Item 2.  Recent United States Market Activity

The Registrant's securities have not been sold in the United States in a registered offering under the Securities Act during the 12 months preceding the filing of this Form 15F.

Item 3.  Foreign Listing and Primary Trading Market

 A.  The Company is incorporated under the laws of Jersey, Channel
Islands. The Company's Ordinary Shares are listed on the London Stock Exchange ("LSE") in the United Kingdom, the Company's primary trading market (as defined in Rule 12h-6(f)).

 B. The Company's initial listing on the LSE was in February 1985. The Company has maintained its listing on the LSE for at least 12 months preceding the filing of this Form 15F.

 C. During the 12-month period beginning April 21, 2010 and ending April 20, 2011, 100% of trading in the Registrant's Ordinary Shares occurred in the U.K.

Item 4.  Comparative Trading Volume Data

 A. The Registrant is relying on Rule 12h-6(a)(4)(i) and is using the 12-month period beginning April 21, 2010 and ending April 20, 2011 to meet the requirements of that rule provision.

B. During this same recent 12-month period, the average daily trading volume ("ADTV") of the Registrant's Ordinary Shares in the United States was 0 shares and the ADTV of the Registrant's Ordinary Shares on a worldwide basis was 9,120 shares.

The Registrant has reflected in the calculation of the trading volume on a worldwide basis for purposes of Item 3.C, as well as the average daily trading volume on a worldwide basis of shares of its Ordinary Shares for purposes of Items 4.B and 4.C, (1) daily trading volumes of its Ordinary shares on the LSE, and (2) daily trading volumes of its Ordinary Shares in the United States. The Registrant has reflected in the calculation of such daily trading volumes of the Registrant's Ordinary Shares in the United States (a) daily trading volumes of such Ordinary Shares in the United States and (b) daily trading volumes of ADSs (evidenced by ADRs) representing such Ordinary Shares in the United States, calculating for this purpose the trading volume of its ADRs in terms of the number of Ordinary Shares represented by those ADRs.

C. For the same recent 12-month period, the ADTV of the Registrant's Ordinary Shares, represented by ADRs, in the United States as a percentage of the ADTV for the Registrant's Ordinary shares on a worldwide basis was 0%.

D. The Registrant has delisted its Ordinary Shares, represented by ADRs, from the OTC Bulletin Board in the United States. The date of delisting was April 20, 2010. The ADTV for such shares in the United States as of the date of delisting was 0% of the ADTV for Ordinary Shares on a worldwide basis for the preceding 12-month period.

E. The Registrant has terminated its sponsored ADR facility regarding its Ordinary Shares, represented by ADRs. The date of the ADR facility termination was April 20, 2010, more than 12 months before the filing of this Form 15F. As of that date, the ADTV in the United States of its Ordinary Shares, represented by ADRs, was 0% of the ADTV of Ordinary Shares on a worldwide basis for the preceding 12-month period. The Company has no other classes of securities other than those that are the subject of this Form 15F filing for which the Company has Exchange Act reporting obligations.

F. The sources of the trading volume information used for determining whether the Registrant meets the requirements of Rule 12h-6 are information service provider Computershare Limited, and Yahoo! Finance, which provide separate information with respect to trades and trading volume of the Registrant's Ordinary Shares and the Registrant's Ordinary Shares represented by ADRs.

Item 5. Alternative Record Holder Information

The Registrant's Ordinary shares were held of record, on April 21, 2011, by 17 (seventeen) persons resident in the United States, as determined under Rule 12h-6(e). The Registrant's Ordinary Shares are and were held by more than 300 persons on a worldwide basis within 120 days of the filing of this Form 15F. The Registrant relied partially on independent information service provider Computershare Limited to determine the number of United States resident security holders.

Item 6.    Debt Securities

Not applicable.

Item 7.    Notice Requirement

A. The Registrant published the notice, required by Rule 12h-6(h), disclosing its intent to terminate the registration of its Ordinary Shares under Section 12(g) and to terminate its duty to file reports under section 13(a) and section 15 (d) of the Exchange Act on April 21, 2011.

B. The notice was disseminated in the United States through an electronic information delivery system (Buchanan Communications Limited). A copy of the notice is attached as Exhibit 1.1 to this Form 15F.

Item 8.  Prior Form 15 Filers

Not applicable.

PART II


Item 9. Rule 12g3-2(b) Exemption

The Registrant will publish the information required under Rule 12g3-2(b)(1)
(iii) on an electronic information delivery system that is generally available to the public in the U.K., the Registrant's primary trading market.

PART III

Item 10. Exhibits

1.1 Press release dated April 21, 2011.

Item 11.   Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that theis issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities, on a date within 120 days of the filing date of this Form 15F, was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c);
or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.


Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Berkeley Technology Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Berkeley Technology Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.




Berkeley Technology Limited


By:         /s/  Arthur I. Trueger

Name:         Arthur I. Trueger
Title:            Chief Executive Officer

 Date: April 21, 2011

Exhibit 1.1

FOR IMMEDIATE PRESS RELEASE  April 21, 2011

Berkeley Technology Limited



London, April 21, 2011 - Berkeley Technology Limited (London: BEK.L) (in liquidation) (the "Company") is an international venture capital consulting company incorporated under the laws of Jersey, Channel Islands.

	The Company hereby announces that it intends to terminate the registration of its Ordinary Shares under Section 12(g) and to terminate its reporting obligations with the United States Securities and Exchange Commission (the "SEC") under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). For this purpose, the Company intends to file with the SEC a certification under Form 15F today (April 21, 2011). Upon such filing, the Company's registration of its Ordinary Shares in the United States and reporting obligations with the SEC will be suspended immediately. The termination of the Company's registration of its Ordinary Shares in the United States and termination of its reporting obligations to file or submit reports under Section 13(a) and Section 15(d) of the Exchange Act are expected to become effective no later than 90 days after such filing if there are no objections from the SEC.


Sincerely,

-s-

Robert A. Cornman
Company Secretary